                                                                    EXHIBIT 2.2

                                    ADDENDUM



         This ADDENDUM (this "Addendum") is made as of this 26th day of July, 1995, by and between Dyno Industrier A.S., a Norwegian corporation ("Seller") and Walbro Corporation, a Delaware corporation.

         WHEREAS, Seller and Walbro Corporation have entered into a Purchase and Sale Agreement dated April 7, 1995 (the "Purchase and Sale Agreement"), whereby Walbro Corporation and its subsidiaries (jointly and severally, "Purchaser") will purchase all of the Assets related to the Business.

         WHEREAS, Seller and Purchaser desire to modify and supplement the Purchase and Sale Agreement pursuant to the terms set forth in this Addendum.

         WHEREAS, all capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Purchase and Sale Agreement. Unless otherwise indicated, all references to schedules and exhibits contained in this Addendum shall be references to the Schedules and the Exhibits to the Purchase and Sale Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants of the parties set forth herein and in the Purchase and Sale Agreement, Purchaser and Sale Agreement, Purchaser and Seller agree as follows:

1.       FINLAND OPTION.

         Section 4.24 is hereby replaced by the following:

a. Seller agrees that Purchaser shall have an option, to be exercised at Purchaser's will, to acquire the automotive blow molding and truck blow molding business (the "Automotive Business") and the other technical non-automotive blow molded business which is produced on the same machines as the Automotive Business (the "Non-Automotive Business") of Dynoplast OY in Finland. The current Automotive Business includes the sale of products, generally constituting (1) coolant reservoirs to Volvo truck, (2) washer reservoirs to Scania and
         (3) air-ducts to SAAB Auto, and also includes the machines and equipment utilized in producing such products. Within 60 days after Closing, Seller shall provide to Purchaser a detailed list of Automotive Business and Non-Automotive Business products with information regarding the name of the customers, the product description, 1994 sales volume in units and the machines utilized in the business.

b. The option shall be for all machines, tools and contracts ("OY Assets") of the Automotive Business and Non-Automotive Business of Dynoplast OY and of the Automotive Business of any of its affiliates, wherever located. The price will be calculated in accordance with
         Exhibit 1.b attached hereto and will be for all the OY

         Assets related to the operation of such businesses Finland only. If the parties cannot agree upon the price for the OY Assets pursuant to the provisions in Exhibit 1.b they shall mutually select an appraiser knowledgeable in the automotive industry, whose opinion shall be final and binding.

c. Seller agrees that all machines and equipment used in the Automotive Business shall remain at Dynoplast OY's plant at Turku, Finland.

d. Seller agrees to compensate Purchaser if, for any reason, any of the Automotive Business which is currently carried out at Kongsvinger shall be transferred to Dynoplast OY. Such compensation shall be calculated as follows:

                 If there is a transfer of such business at the initiation of the customer, then Seller shall pay to Purchaser an amount equal to Dynoplast OY's profits with respect to such business. If there is a transfer of such business at the initiation of Dynoplast OY, then Seller shall pay to Purchaser an amount equal to Purchaser's loss with respect to such business.

e. Seller agrees that at Purchaser's request, Seller shall assist Purchaser in establishing contact with Dynoplast OY's customers in the Automotive Business. The parties agree that all contact with customers shall be aimed at maintaining and developing the customer base.

f. The option hereunder is exercisable at any time within 36 months after Closing, with a consummation of the transaction to occur within 18 months following the date of exercise of the option.

2.       PAYMENT OF PURCHASE PRICE.

         Seller and Purchaser agree to modify Section 2.1 of the Purchase and Sale Agreement so that the total Purchase Price will be paid in USD, the conversion from NOK and DM to be calculated based on the following exchange rates: (1) DM 1.3924 equals USD 1 and (2) NOK 6.1790 equals USD 1.

3.       GERMAN ENVIRONMENTAL MATTERS.

a. Purchaser hereby waives Seller's obligation to remove certain hydrocarbon pollution in the soil at the location of the Business in Germany, as referenced in Section 4.23 of the Purchase and Sale Agreement, and agrees that Seller shall have no liability in connection therewith. The Purchase Price will be increased (pursuant to Section 2.3 of the Purchase and Sale Agreement) DM 150,000 to reflect the fact the reserve on Seller's books for such obligations is no longer needed.

b. The Purchase Price will be decreased (pursuant to Section 2.3 of the Purchase and Sale Agreement) DM 500,000 in consideration of releasing Seller from its obligation to repair all cracks in the plant floor in Germany pursuant to Section 4.23 of the Purchase and Sale Agreement.





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4.       REAL PROPERTY IN NORWAY.

         Purchaser and Seller acknowledge that separate lease agreements with the owner of the real property in Kongsvinger, Norway, will not be entered into prior to the Closing. Pursuant to Section 4.11 of the Purchase and Sale Agreement, Seller or its Subsidiary will provide the space to Purchaser required to operate the Business pursuant to a sublease or similar arrangement. The lease payments to be paid by Purchaser to Seller shall be based upon the current allocation of the lease at the Kongsvinger plant between its technical department and packaging department. When such separate lease agreements are entered into, the lease payments shall be allocated to the separate sections of the building as determined by SIVA and will be based upon Seller's and Purchaser's respective use of each separate section. In consideration of the above, the Purchase Price shall be decreased (pursuant to Section 2.3 of the Purchase and Sale Agreement) by NOK 1,050,000.

5.       NORWEGIAN ENVIRONMENTAL MATTERS.

         Seller agrees that, in the event of a discharge of oil or other substances into the Glomma River from the air compressor at the Kongsvinger Plant prior to September 1, 1995, Seller will indemnify Purchaser from any "loss". For purposes of this section, a "loss" shall include all customer or governmental penalties, fines or charges incurred by Purchaser and any direct or indirect labor costs incurred for the period that production is partially or completely shut down.

6.       WELSH INVESTMENT GRANTS.

         Pursuant to an agreement dated in July, 1995 ("the Welsh Agreement") entered into between (1) the Secretary of State for Wales, (2) Dynoplast Limited and (3) Walbro Automotive Limited ("WAL") the Secretary of State for Wales gave permission to Dynoplast Limited for the transfer to WAL of certain business assets and employees situated at Deeside. In the Welsh Agreement, WAL agreed to be bound by the terms of sub-clauses 8.1(b)(i), 8.1(b)(ii) and 8.1(d) of the offer letter dated 17 April 1991 (as subsequently amended by a letter dated 12 June 1992) from the Secretary of State for Wales to Dynoplast Limited. In the event that WAL suffers any fees, costs, damages or losses under the Welsh Agreement, other than due to the fact that WAL ceases operations at or subleases any of the premises at Deeside within three years of entering into the Welsh Agreement or violates sub-clause 8.1(b)(ii) of the offer letter, Seller hereby agrees to indemnify WAL against all such fees, costs, damages or losses incurred by it.

         In the event Purchaser terminates the lease in Deeside pursuant to
         Section 10 thereof after 2 years, then Purchaser shall indemnify Seller for any costs, damages and expenses incurred by Seller in favour of the Welsh Development Agency including any payment obligations to it under the offer letter.





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
7.       GERMAN SPARE PARTS INVENTORY.

         The Purchase Price will be increased (pursuant to Section 2.3 of the Purchase and Sale Agreement) DM 264,525 in consideration for Purchaser's purchase of the spare parts inventory used by the packaging business at the German plant. Upon the termination of the German toll agreement (Exhibit 4.8 of the Purchase and Sale Agreement), Seller shall repurchase all such spare parts at their net book value utilizing Seller's existing accounting principals.

8.       ALLOCATION OF PURCHASE PRICE.

         Purchaser and Seller agree to revise Schedule 2.5 of the Purchase and Sale Agreement in accordance with Exhibit 8 attached. In addition, following the Closing, Purchaser and Seller agree to allocate the Purchase Price for Assets located at the German, Norwegian and United Kingdom plants based on the fair market value of such assets.

9.       PENSION PLANS.

         a. Section 2.3.2 of the Purchase and Sale Agreement is hereby amended to give Purchaser until 60 days after the Closing to review and agree or object to the actuaries' calculation of the net underfunding or overfunding in accordance with the provisions of Section 2.3.2.

         b. Section 4.7.1 of the Purchase and Sale Agreement is hereby amended to give Purchaser 60 days after the Closing to establish Purchaser Employee Plans pursuant to the terms of that Section.

         c. Section 4.7.2 of the Purchase and Sale Agreement is hereby modified to provide that the amount of assets to be transferred thereunder shall equal the amount of assets in such Employee Plans attributable to the Hired Employees at December 31, 1994, increased by the applicable portion of the total yield on the total amount of assets in such Employee Plans maintained by Seller for the period from January 1, 1995, until the date of transfer. The date of transfer shall not be later than October 27, 1995.

10.      SUMITOMO MATTER.

         Seller has delivered to Purchaser a letter from Sumitomo addressed to Seller stating that Sumitomo's claim against Seller for commission payments has been fully resolved to Sumitomo's satisfaction; nevertheless, Seller agrees to indemnify Purchaser for any costs or expenses incurred by Purchaser in connection with claims by Sumitomo against Purchaser for commission payments.

11.      JOURNEE OPTION.

         Purchaser hereby agrees to waive Seller's obligations under Section
         4.26 of the Purchase and Sale Agreement.





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

12.      SCHEDULE 5.1.4.

         Schedule 5.1.4 to the Purchase and Sale Agreement is hereby amended to delete Oyvind Jensrud and Jens Njosen and add Peter McHugo. Peter McHugo shall be permitted to return to the employ of Seller on December 31, 1996.

13.      ELBANTAINER ITALIA.

         Seller agrees to reimburse Buyer for any costs and expenses incurred by Buyer with respect to the dissolution of Elbatainer Italia.

14.      GERMAN ENVIRONMENTAL PERMITS.

         Seller consents to Walbro Automotive GmbH ("WAG") using all permits obtained by Dynoplast Elbatainer GmbH's ("DEG") permits to dispose of waste and use and discharge of used groundwater for the production site in Ettlingen as necessary to run the Fuel Tank Business. This consent is granted until WAG has obtained permits equivalent to the permits now granted to DEG. Purchaser agrees to use its best efforts to get all necessary permits.

         Purchaser agrees to reimburse DEG for any costs incurred related to WAG's use of the above mentioned permits, and assumed liability for all damages caused by its use of the permits.

15.      BELGIUM BANK LIENS.

         Purchaser hereby waives Seller's obligation to release the floating liens in favour of two Belgium banks listed on Schedule 3.1.6 of the Purchase and Sale Agreement prior to Closing. Seller undertakes to have these releases recorded at the Mortgage Office in Gent as soon as possible after Closing, but no later than September 30, 1995.

16.      SPECIAL ACCOUNTING.

         Seller and Purchaser hereby agree to modify Section 4.18 of the Purchase and Sale Agreement as follows:

         (a) Accounts receivable and payable arising from transactions in the ordinary course of business between the Business and the Seller and any of its Affiliates (other than any operating unit of the Business) (i.e. sales of goods, invoicing, re-invoicing of expenses) will not be subject to the calculation of interest charge;

         (b) Section 4.18.2 is hereby amended to change from 45 days to 60 days.

         (c) Section 4.18.2(2) of the Purchase and Sale Agreement shall be modified to add the following: (c) There shall be a charge to the Kongsvinger unit for all employment expenses related to Trond Tenold and Oyvind Jensrud for the period from January 1, 1995 until the Closing Date.





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

17.      NORWEGIAN LABOR COMPLIANCE.

         Seller shall review within 60 days after the Closing, the report from the Norwegian Labor Directorate regarding compliance of all Norwegian working environmental legislation at the Kongsvinger plant and shall at its cost immediately remedy any deviation from such legislation identified in such report applicable to the Business at Kongsvinger. Seller shall provide to Purchaser no later than September 30, 1995 a report listing all such deviations and the corrective actions to be taken.

18.      ASSUMED LIABILITIES.

         Section 2.1.1(1) of the Purchase and Sale Agreement is hereby modified for greater clarity to provide that Purchaser shall not assume any liabilities with respect to Fispa Ulma and/or Mr. Darrou.

19.      FRENCH DEBT FOREGIVENESS.

         Seller hereby agrees that the Foregiveness of Debt Agreement dated September 1, 1994, between Seller and Dynoplast S.A. France is hereby cancelled and null and void, effective at the Closing.

20.      FLATS IN KONGSVINGER.

         Purchaser hereby agrees to waive Seller's obligation to transfer title to Purchaser of the two flats in Kongsvinger referred to in Schedule
         3.12 provided such title is passed by appropriate conveyance documents by August 30, 1995.

21.      NET WORKING CAPITAL.

         Seller and Purchaser agree to substitute NOK 145,000,000 for NOK 148,100,000 in Section 2.3.1.

22.      REQUIRED CONSENTS.

         Seller and Purchaser acknowledge that the parties have not obtained all Required Consents pursuant to Section 4.22 and 5.1.2 of the Purchase and Sale Agreement. Purchaser hereby waives Seller's obligation with respect to such Required Consents as a condition to Closing; provided however, that the parties shall use their best efforts to comply with their obligations under Section 4.22 by September 30, 1995.

23.      INTEREST ON SPANISH BANK DEPOSIT.

         The Purchase Price will be increased (pursuant to Section 2.3 of the Purchase and Sale Agreement) USD 27,961 to reflect Seller's accrued interest on the Spanish Bank Deposit, described in Section 4.30, for the period ended December 31, 1994, which interest along with any interest accruing after December 31, 1994, shall belong to the Purchaser.





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

24.      EXTENSIONS IN GENT AND ETTLINGEN.

         Purchaser shall have the option, exercisable upon written notice at least 12 months prior to the expiration of the initial 18 month term of the agreement respecting the use by Walbro of the premises in Belgium and the Gent Sharing Agreement (the "Belgium Agreements"), to extend the Belgium Agreements for a period of up to 2 years. In the event such option is exercised, Purchaser shall have an option to extend the German Toll Production Agreement for a period corresponding to the extended term of the Belgium Agreements with respect to approximately one-third of the space currently used for production of Seller's products in the premises in Ettlingen.

25.      BELGIUM WAREHOUSE.

         The lease for the warehouse space (Wachtebeke) in Belgium shall be transferred directly to Walbro Automotive N.V. by August 30, 1995. From July 29, 1995, until such time as this lease has been transferred, all amounts owing under the existing lease shall be for the account of Purchaser.

26.      CERTAIN LIABILITIES.

         For greater certainty, the parties acknowledge that there shall be no reduction to the Purchase Price pursuant to Section 2.3.3 by reason of the guarantee obligations assumed by Purchaser referred to in Schedule 2.3.3.

27.      CERTAIN GERMAN EMPLOYEES.

         The parties agree that there are up to ten employees who will be assumed by Purchaser in excess of the current budgeted employment requirements of the Business in Germany. During the duration the Toll Production Agreement and upon its termination, Purchaser shall use its best efforts to integrate such employees into its operations to the extent possible and take over full employment responsibility for such employees on a preferential basis rather than hiring new employees.

         Upon the termination of the Toll Production Agreement, Seller shall be liable for any severance costs in relation to up to ten employees whose termination is directly related to the termination of the Toll Production Agreement.

28.      NEDCAR ADJUSTMENT.

         Section 2.3.9 of the Purchase and Sale Agreement is amended to substitute BEF 27,672,053 for BEF 20,335,409.

29.      GERMAN PACKAGING INVENTORY.

         Purchaser agrees to purchase from Seller the packaging inventory at Ettlingen on July 27, 1995, at a price computed under the principals of Section 3.3 of the German Toll Production Agreement, Payment shall be due on the same date as Seller pays Purchaser





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
         with respect to the Special Accounting in Section 4.18.3 of the Purchase and Salle Agreement. The payment shall bear interest at the rate of 7.06% per annum.

30.      ADDITIONAL PURCHASE PRICE.

         Section 2.1.2 of the Purchase and Sale Agreement is hereby amended to provide that the Additional Purchase Price on which interest is calculated shall not include adjustments under Section 2.3.8 of the Purchase and Sale Agreement or Sections 3, 4, 7 and 23 of this Addendum.

         IN WITNESS WHEREOF, the parties have executed this Addendum as of the date first above written.

SELLER:                                   PURCHASER:

DYNO INDUSTRIER A.S.                      WALBRO CORPORATION



By: ________________________________      By: __________________________________
    a duly authorized signatory               a duly authorized signatory





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
                                     FINAL

Calculation of 2.5. Allocation of Purchase Price


 Country               Allocation Key           Allocation in USD
 -----------------------------------------------------------------
 1 Norway                 22,9%                    31.688.708

 2 Germany                25,3%                    35.009.795

 3 Belgium                15,6%                    21.587.068

 4 France                 18,6%                    25.738.427

 5 Spain                   7,5%                    10,378.398

 6 United Kingdom         10,1%                    13.976.242
 ------------------------------------------------------------------
   Total                 100,0%                   138.378.638
 ------------------------------------------------------------------


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
                                                                     EXHIBIT 1.B

The price for the OY Assets shall be calculated as follows:

1. In the event the Finland business is moved from Turku by Purchaser, the purchase price shall be the higher of:

         (a) EBITDA times a multiple of 5.0, 4.5 or 4.0 in the event the option is exercised in 1996, 1997 or 1998 respectively; and

         (b) EBITDA times a multiple of 4.0, 3.5 or 3.0 in the event the option is exercised in 1996, 1997 or 1998 respectively plus 2 times Fixed Costs included in EBITDA.

2. In the event the Finland business is not moved from Turku by Purchaser, the purchase price shall be equal to EBITDA times a multiple of 4.0, 3.5 or 3.0 in the event the option is exercised in 1996, 1997 or 1998 respectively. In such event, Purchaser shall covenant to keep the business in Turku for a period of 30 months and to enter into a toll production agreement with a price to Dyno which gives Dyno full coverage for its direct and indirect costs consistent with expense allocation used in calculating EBITDA above.

For the purpose hereof, EBITDA shall be calculated as of December 31 for the year previous to the year in which the option is exercised and EBITDA shall be audited by an accounting firm acceptable to both Seller and Purchaser.

The Purchase Price shall be increased on a Finnish Mark for Finnish Mark basis to the extent the Net Working Capital exceeds 2:1 and the purchase price shall be similarly reduced if it is less than 2:1.

For the purposes of calculating Net Working Capital, current liabilities shall not include any interest bearing indebtedness and current liabilities shall also be adjusted to reflect an outstanding period of 40 days.

In no event shall the purchase price determined in accordance with 1 or 2 above be less than the fair market value of the OY Assets.





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